Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 21, 2013 (July 29, 2013 as to the effects of the discontinued operations described in Notes 1 and 25), relating to the financial statements of PPG Industries, Inc. included in Form 8-K filed on July 29, 2013, our reports dated February 21, 2013, relating to the effectiveness of PPG Industries, Inc.’s internal control over financial reporting and the financial statement schedule included in the Annual Report on Form 10-K of PPG Industries, Inc. for the year ended December 31, 2012, and our report dated June 25, 2013, appearing in the Annual Report on Form 11-K of PPG Industries Employee Savings Plan for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
December 20, 2013